Exhibit 10.50

[*] indicates that a confidential portion of the text of this agreement has been omitted. The non-public information has been filed separately with the Securities and Exchange Commission.

AGREEMENT

This Agreement dated as of February 27, 2004 (the “effective date”) is made by and between Chiron Corporation, a Delaware corporation with offices at 4560 Horton Street, Emeryville, California 94608 (“Chiron”) and XOMA (US) LLC, a Delaware limited liability company with offices at 2910 Seventh Street, Berkeley, California 94610 (“XOMA”).

Purpose and Field	A broad-based collaboration to research, develop and commercialize antibody products in the field of oncology for human applications worldwide (the “Field”).

Exclusivity

During the period commencing on the effective date and ending five years[1] thereafter (the “exclusivity period”), neither party will research or develop any Validated Target in the Field without first offering the opportunity to the collaboration for joint research and development. The foregoing shall not apply to [*] collaborations that exist as of the effective date [*]

[1] The exclusivity period is automatic for the first three years, and may be extended for an additional two years provided the parties reasonably expect Chiron to generate at least two additional Validated Targets per year during such extension period and Chiron exercises Milestone 4.

Roles and Responsibilities with respect to Targets

Each party will conduct target identification research in its sole discretion.

It is understood that at the present time XOMA does not engage in target identification research and might not do so during the term of this Agreement.

It is further understood that Chiron has been actively engaged in target identification research and has identified a number of targets that may be of interest in the Field. Chiron contributes to the collaboration the targets described in Annex A (i.e., [*] and [*]), and XOMA accepts those targets into the collaboration. Chiron has also identified a number of other potential targets that may be of interest in the Field, including those listed on Annex B (“Potential Targets”). At least quarterly, Chiron will identify and discuss with XOMA all Potential Targets that it has identified at that time. It is the intention of the parties to jointly monitor and share expertise with respect to Potential Targets, although it is understood that (except as expressly set forth below), Chiron, in its discretion and at its expense, will solely perform all research and development with respect to a Potential Target up to the point at which the Potential Target has been Validated. When and if any such Potential Target has been Validated, Chiron will formally present the Validated Target to XOMA for inclusion in the collaboration. XOMA will have 30 days to approve or reject the Validated Target; provided, that in order for the Validated Target to be accepted into the collaboration, the parties must establish a research and development plan and budget that includes

CONFIDENTIAL

sufficient resources to expeditiously advance the target. Chiron will bear all costs and expenses incurred by it in connection with its target identification and Validation work, up to the point when the Validated Target is accepted into the collaboration.

From time to time, at Chiron’s expense and subject to a maximum of two targets per year, Chiron may require XOMA to generate antibodies for a Potential Target in order to Validate the target for potential inclusion into the collaboration. Upon mutual agreement, XOMA may conduct additional work at Chiron’s expense to assist in the Validation of targets.

In the event a Chiron Validated Target is not accepted into the collaboration, Chiron will be free to research, develop and commercialize the target outside the collaboration; provided that at Chiron’s option XOMA will perform the work described in the first paragraph of the “Rejected Chiron Targets” section.

Except as permitted above, the foregoing provisions will apply, mutatis mutandis, to XOMA in the event that XOMA elects to engage in target identification research and/or otherwise identifies a target that it wishes to research and develop in the Field.

Rejected Chiron Targets

In the event that a Validated Target proposed by Chiron is not accepted into the collaboration, at Chiron’s option XOMA will generate a Human Engineered™ antibody for such target and if also requested by Chiron, a stable cell line with respect thereto. The fee for such service will be: (a) [*] for producing limited quantities ( approximately [*]) of a Human Engineered™ Ab, (b) [*] for generating a stable cell line that produces the Human Engineered™ Ab; no milestone payments; royalty on net sales of any resulting product of [*]%. Chiron may also receive a license to XOMA’s bacterial cell expression technology for manufacturing the applicable Human Engineered™ Ab for an incremental royalty on net sales of any resulting product of [*]% (i.e., a combined royalty of [*]%).

It is understood that XOMA has access to multiple third party technologies that may be useful in the generation and/or optimization of antibodies. It is further understood that there are contractual limitations on XOMA’s ability to access those technologies. The parties will explore the feasibility of using those technologies for Validated Targets that are not accepted into the collaboration on mutually acceptable terms.

Research and Development

General: The parties will conduct all research and development activities in accordance with established plans and budgets. A “rolled up” plan and budget for all collaboration activities will be established annually in a timeframe that coincides with the parties’ respective internal annual planning and budget processes, although it is understood that once approved, a research and development project will be funded through the next milestone as specified in the approved plan and budget. Each plan will include a specific allocation of responsibilities between the parties; provided XOMA will perform Ab Human Engineering™ or phage display selection as needed and will use commercially reasonable efforts to generate and optimize antibodies for Collaboration Targets.

The definitive plan and budget for the collaboration’s first year (2004) research and development activities will be agreed within 45 days of this Agreement. A preliminary plan and budget are attached to this Agreement as Annex C.

Opt-Out: If at any milestone one party does not wish to continue development of any collaboration target or corresponding antibody, the party that wishes to continue may do so. The other party will be compensated for the fair value of its interest with respect thereto at the point at which it opted out through an appropriate back-end royalty on any resulting product as determined by the development stage at time of opt-out.

	XOMA		Chiron
Start of IND enabling studies:	[	*]%	[	*]%
Start of Phase I studies:	[	*]%	[	*]%
Start of Phase II studies:	[	*]%	[	*]%
Start of Phase III studies:	[	*]%	[	*]%

Outside The Field: Neither party will have the right to develop Collaboration Targets or the corresponding antibodies outside the Field without the consent of the other party.

Manufacturing

XOMA will be responsible for the manufacture of pre-clinical and Phase I and II clinical supplies of Collaboration Products (other than [*] in 2004).

Plans for sourcing Phase III and commercial supplies will be established no later than initiation of clinical studies, on a product-by-product basis by the Joint Steering Committee as described in “Management” below.

Marketing

Chiron will be responsible for commercialization of all Collaboration Products globally, including holding BLA’s and foreign counterparts, and will book all top line sales. The parties will establish appropriate mechanisms to ensure full transparency as between the parties on commercialization matters.

Subject to full utilization of Chiron’s then-existing oncology sales force, XOMA will be entitled to employ a portion of the sales force in the U.S. to co-promote (detail) collaboration products, not to exceed [*]% of the aggregate promotional effort on a product-by-product basis. Specifically, XOMA shall have the right to hire sales representatives that will operate under Chiron’s overall supervision and control in connection with any expansion of Chiron’s oncology sales force relating to collaboration products; provided the associated expense charged to the collaboration by XOMA shall not exceed Chiron’s per head expense on a geographic basis and provided further that the expense charged to the collaboration shall be fairly allocated to reflect level of effort (i.e., the full cost of sales representatives that detail only one product will be charged to the collaboration on a prorated basis).

Management	A Joint Steering Committee with equal representation will be established to oversee all collaboration activities. Among other things, the Joint Steering Committee will review and consider plans and budgets for all R&D (including process development and clinical supplies), manufacturing (of commercial supplies) and commercialization activities. The Joint Steering Committee will consider all proposed project plans and budgets on a portfolio basis, with reference to all other collaboration projects. The Joint Steering Committee will endeavor to reach consensus on matters pertaining to the collaboration. If the Joint Steering Committee is not able to reach consensus, the matter will be referred to the business heads of the respective companies. If the business heads are not able to reach agreement, Chiron will have the casting vote, in which case (in the case of an [*]) XOMA may elect to apply the “opt out” provision. Notwithstanding the foregoing, for [*] and excluding instances where [*], if at any milestone the business heads are not able to reach consensus on the plan and budget for such project to the next milestone, the parties shall use binding baseball-style arbitration by an independent third party with appropriate experience in transactions of this type (a “Neutral”) in accordance with the procedures set forth in Annex E.

A Joint Commercialization Team with representation from all appropriate functions within Chiron, and with such representation from XOMA as XOMA may elect (up to equal representation) will be established to oversee commercialization strategy, plans and budgets. The Joint Commercialization Team will endeavor to reach consensus on commercialization strategy, plans and budgets. If the Joint Commercialization Team is not able to reach consensus, the matter will be referred to the Joint Steering Committee and handled as prescribed in the first paragraph of this section.

A Joint Development Team with equal representation will be established to oversee all research and development activities of the collaboration. The Joint Development Team will be responsible for, among other things, reviewing collaboration activities on a portfolio basis and recommending to the Joint Steering Committee for approval proposed plans and budgets for all research and development activities. If the Joint Development Team is not able to reach consensus on matters for which it is responsible, such matters will be referred to the Joint Steering Committee and handled as prescribed in the first paragraph of this section.

Project Teams with equal representation will be established to execute approved research and development plans. Composition of the Project Teams (e.g., different functions) will vary over time, depending on the status of the development. The Project Teams will be responsible for preparing and submitting to the Joint Development Team proposed plans and budgets. The proposals will include a recommended plan and budget, as well as “buy up” and “buy down” proposals. The Project Teams will be given latitude to operate within specified limits. For example, if actual or projected spend deviates from the approved budget by more than X%, or if the project timeline is extended by more than Y%, or if underlying assumptions change (e.g., technical issues, or revised commercial assessment due to pipeline advancement of competing third party products), the Project Teams will be required to prepare and submit a revised plan and budget to the Joint Development Team for approval. With respect to tactical decisions (i.e., decisions within the scope of the jointly approved plan and budget for the project), the Project Team members will endeavor to reach consensus. If they are not able to reach consensus on such tactical decisions, the matter shall be referred to the Joint Development Team and thereafter handled as prescribed in the relevant R&D plan (which may designate one party or the other as having the casting vote … for example, by designating the party that is responsible for executing that part of the plan.) Cost and profit sharing settlements will be made within 45 days of the end of each calendar quarter. The definitive agreement will provide for appropriate financial representation on various committees and teams.

Development Program Cost Sharing	The parties will share all expenses incurred in connection with collaboration research and development activities: 70% Chiron/30% XOMA.

Profit Sharing	The parties will share all profits (losses) from sale of collaboration products or otherwise arising from the collaboration, (e.g., license fees from a third party marketing partner) globally Chiron 70%/XOMA 30%. On a country-by-country and product-by-product basis and upon six months notice, either party may opt-out from the sharing of profits and losses (including third party payments) related to the launch or sale of collaboration products, in which case the opted-out party shall receive a royalty on net sales of [*]% and [*]% for Chiron and XOMA, respectively.

FTE Rates	For budgeting, accounting and payment purposes, the parties shall agree to and apply the same FTE Rate by functional area (e.g., preclinical, technical development), subject to a minimum FTE Rate of U.S. $[*]).

Third Party Payments	All payments payable with respect to intellectual property owned or controlled by third parties which covers the selection, development, manufacture, use or sale of Collaboration Products will be shared Chiron 70%/ XOMA 30%.

Additional Financial Terms

1)      Upfront payment to XOMA:                                                                                                        $ 10 million*

*       $5 million on signing this Agreement and $5 million on earlier of establishing the research and development plan and budget for 2004 or signing definitive agreement.

2)      Chiron to receive an adjustment to its share of the profits[1]:                                                  $ 15 million

[1]        Following first commercial sale of a Collaboration Product, XOMA’s share of any profits will be adjusted downward by $15 million in aggregate, provided the adjustments shall not exceed 25% of the profits otherwise due XOMA in any calendar quarter. Furthermore such aggregate adjustments shall be reduced by up to $10 million based upon achievement of the following milestones by XOMA:

Milestone 1 File an IND within 18 months of a Development Candidate decision	$1.67 million
Milestone 2 Human Engineer™ an [ * ] within 1 yr from receipt of sequence	$1.67 million
Milestone 3 Produce a GMP lot w/in 15 months of initiating process development	$1.66 million
Milestone 4 Chiron exercises option to extend exclusivity option to five years	$5.0 million

3)      Chiron to provide XOMA a line of credit on the following terms:

Principal amount:    Up to $50 million

Use of proceeds:      To fund up to 75% of XOMA’s share of expenses

Term:                          Payable in full 10 years from first advance

                                     Mandatory prepayment with 25% of XOMA’s share of the profits from sale of Collaboration Products

                                     Prepayable at XOMA’s option without penalty with 90 days prior written notice

                                     No advance for use before 2005 or after 2011

Interest rate:              [*]

Advances:                  Semi-annually, to cover planned expenses to be incurred in the next six month period, adjusted for prior periods’ over or under spending vs. plan.

Repayment:               Full recourse (i.e., general obligation of XOMA not limited to proceeds of the collaboration or any other source of funds)

Collateral:                  Security interest in XOMA’s interest in the collaboration, including XOMA’s profit participation in collaboration products. XOMA will not grant a security interest in any of its assets to any third party, unless Chiron is secured equally and ratably, other than (a) liens granted to a third party in connection with purely financial transactions (for example and without limitation, a commercial bank line of credit; a mortgage to finance acquisition of real property; purchase money debt; capital leases), (b) liens granted to collaboration partners in connection with co-funded research and development activities provided any such lien is limited to XOMA’s interest in products jointly developed in such collaboration, and (c) liens arising by operation of law. Breach of this covenant will be an Event of Default for which Chiron, in its sole discretion, may accelerate the loan and declare it immediately due and payable.

Set-off:                       Contractual right after default to set off any and all amounts owing and due to XOMA, including amounts owing under the collaboration agreement or any licenses

This loan, together with the signature payment, will be the only funds that Chiron will provide to XOMA to fund XOMA’s share of collaboration activities. If, following XOMA’s use of the loan, XOMA does not have sufficient financial resources to cover its share of collaboration activities, it will opt-out of collaboration targets such that its resources are sufficient to cover its share of the remaining collaboration targets.

Intellectual Property	All inventions (and all patent applications claiming such inventions) and know-how arising out of the activities of the parties under this Agreement will be jointly owned regardless of inventorship, subject to pre-existing agreements pursuant to which third parties have been granted rights related to technologies in-licensed from such third parties.

Enabling Chiron	The parties will establish appropriate mechanisms (e.g., training) to convey to Chiron, during the Exclusivity Period or within six months thereafter (provided that XOMA will not be obligated to provide such training following any early termination due to material breach by Chiron), hands-on experience and tutelage with respect to antibody generation, optimization, cell line development and manufacturing at Chiron’s expense based on the applicable FTE Rates. Chiron shall receive upon request a non-exclusive license to XOMA’s proprietary antibody Human Engineering™ and bacterial cell expression technologies for use with respect to targets (that are not collaboration targets) in the Field. The grant of such license shall be provided on XOMA’s standard commercial terms (except as provided above for Validated Targets that are offered, but not accepted, into the collaboration) on a product-by-product basis. During the Exclusivity Period Chiron may request to receive sublicenses to third party technologies controlled and sublicensable by XOMA, in which case the parties shall negotiate the grant of a license with respect thereto on mutually agreeable terms.

Confidentiality and Non-Use Obligations	The confidentiality provisions, including the non-use of information generated or shared in the context of the collaboration for the development of antibody products outside the collaboration that would compete with a collaboration product, described in Annex D are incorporated herein by this reference.

Chiron Product Candidate Buy-Out Right	In the event of a Change of Control, Chiron will have the right to buy out XOMA’s interest in any and all collaboration targets and the corresponding antibodies at fair market value (as determined by a mutually acceptable third party unless otherwise agreed); provided that for Phase III development programs and for marketed products, XOMA would retain its profit interest in these products, but would not have the right to employ a portion of the field sales force and transparency provisions (other than financial audit rights)would terminate.

Expiration	Commercialization terms shall continue for so long as there are any collaboration products on the market.

Binding Effect	This Agreement is intended to be and shall be deemed to be a binding and enforceable obligation of the parties hereto.

Further Agreement	This Agreement sets forth the principal terms of the collaboration entered into by the parties hereto. Although binding in this form, it is contemplated that such terms will be incorporated into a more definitive agreement. The definitive agreement will incorporate the specific terms set forth herein as well as such additional terms as are customary and appropriate in transactions of this type. The parties will negotiate in good faith for ninety days from the date hereof with a view toward finalizing a more definitive agreement as promptly as practicable. If the parties have not finalized a more definitive agreement by the date ninety days from the date hereof, either party may elect to submit the remaining open issues to resolution by a Neutral in accordance with the procedures set forth in Annex E.

IN WITNESS WHEREOF, the parties have executed this binding Agreement as of the date first above written.

CHIRON CORPORATION	XOMA (US) LLC

By:	By:
John L. Castello
Chairman of the Board, President and
Chief Executive Officer

Annex A

Initial Collaboration Targets

[*]

Annex B

Initial Potential Targets

Annex C

Preliminary Plan and Budget

Annex D

Confidentiality

Confidentiality.

During the term of this Agreement and for a period of [*] years following the expiration or early termination of this Agreement, each party (the “Recipient”) shall maintain in confidence all confidential information received from the other party (the “Disclosing Party”). The Recipient shall use such information of the Disclosing Party only for the purposes contemplated by this Agreement and shall not disclose the same to anyone other than its employees, agents or consultants, and those of its affiliates, as are necessary in connection with the Recipient’s activities as contemplated by this Agreement. Any such disclosure shall be on terms and conditions at least as restrictive as those contained herein.

Exceptions.

The obligation of confidentiality contained in this Agreement shall not apply to the extent that (a) the Recipient is required to disclose information by law, order or regulation of a governmental agency or a court of competent jurisdiction or supranational authority and provides notice of such to the other party; (b) the Recipient can demonstrate that: (i) the received information was at the time of receipt already in the public domain or thereafter enters the public domain other than as a result of actions of the Recipient or its consultants or agents, or those of its Affiliates, in violation hereof; (ii) the received information was rightfully known by the Recipient (as shown by its written records) prior to the date of receipt by the Recipient from the Disclosing Party hereunder; (iii) the received information is disclosed to the Recipient by a source not under a duty of confidentiality to the other party; or (iv) the received information has been independently developed by the Recipient or its agents or consultants who had no access to the received information as demonstrated by written records.

Restriction on Disclosure of Terms.

This Agreement shall be distributed solely (a) to those employees and consultants of the parties who have a need to know its contents and (b) as may be required by law, order or regulation of a governmental agency or a court of competent jurisdiction or supranational authority. In the event disclosure is required by any such law, regulation or order, the disclosing party shall request that any disclosure be kept confidential and shall attempt to minimize the disclosure of the financial terms of this Agreement. Subject to the foregoing, any party may publicly announce the existence of this Agreement, the nonspecific financial terms, the manner in which the parties shall operate, the areas of responsibility of each party and the impact of this Agreement upon the financial position of such party; provided, however, that, except as legally required, no party may disclose the financial terms without the consent of the other party. The parties will consult with one another prior to any press release relating to this Agreement.

Publications.

Except as required by applicable law, each Party agrees that it will not publish or present the results of work related to any collaboration target or corresponding antibody, including but not limited to, clinical trials carried out by such Party under this Agreement, without the opportunity for prior review by the other Party and the approval of the Joint Steering Committee. Each Party shall provide to the other Party the opportunity to review any of the submitting Party’s proposed abstracts, manuscripts or presentations (including information to be presented verbally) at least seven (7) days, with respect to abstracts, and at least thirty (30) days, with respect to manuscripts, prior to their intended presentation or submission for publication, and such submitting Party agrees, upon written request from the other Party, not to submit such abstract or manuscript for publication or to make such presentation until the other Party is given sixty (60) days from the date of such written request to seek appropriate patent protection for any invention in such publication or presentation which it reasonably believes is patentable. Once such abstracts, manuscripts or presentations have been reviewed by each Party and have been approved for publication by the Joint Steering Committee, the same abstracts, manuscripts or presentations do not have to be provided again to the other Party for review for a later submission for publication.

Annex E

Procedures for Baseball Style Arbitration

(i) The party invoking baseball style arbitration will so notify the other party in writing (the “Arbitration Notice”). The Arbitration Notice will contain a list of all issues the party proposes to submit to arbitration, as well as that party’s “final best offer” on each of those issues. Within twenty days of receipt of any such notice, the party receiving the notice will promptly notify the initiating party of any additional issues which the receiving party intends to include in the arbitration, as well as the receiving party’s “final best offer” on such additional issues. The issues listed in the Arbitration Notice and in such reply will be the only issues submitted to arbitration.

(ii) The parties will negotiate in good faith to agree on the Neutral. If the parties do not agree on the Neutral within twenty days of the date of the Arbitration Notice, each party will, within twenty-five days of the Arbitration Notice, designate an independent party who otherwise meets the qualifications for the Neutral, and, no later than forty days from the date of the Arbitration Notice, those two designees will select the Neutral. The selection of the Neutral by the two independent designees will be binding on the parties.

(iii) No later than 45 days from the date of the Arbitration Notice, the parties will prepare and submit to the Neutral in writing their respective positions as follows: each party will submit to the Neutral a definitive agreement or phase I/II R&D plan and budget which contains that party’s “final best offer” on each open issue, as well as a Memorandum of Points and Understandings summarizing the party’s position with respect to each such issue.

(iv) In the case of the definitive agreement, the Neutral will be instructed that the final document must contain each of the terms expressly set forth in this Agreement, and shall include only such additional terms which are both consistent with the letter and spirit of this Agreement and customary and reasonable legal terms appropriate in transactions of this type (e.g., representations, warranties, indemnities, force majeure clause) . Subject to the foregoing, the Neutral will conduct a “baseball style” arbitration, pursuant to which the Neutral will select the single definitive agreement, which, in the determination of the Neutral, most closely conforms to the requirements of this Agreement. Although the determination will be made based on the entire definitive agreement taken as a whole, rather than “issue by issue”, the Neutral will have a modified “line item veto”, pursuant to which he or she shall substitute one or more provisions from the nonprevailing party’s submission in lieu of the comparable provision in the prevailing party’s submission and/or entirely delete provisions which are neither expressly set forth in this Agreement nor consistent with the letter and spirit of this Agreement and customary and reasonable legal terms appropriate in transactions of this type. The Neutral may also make such a substitution or delete such a provision if, in the judgment of the Neutral, the failure to make such substitution or deletion would be manifestly unreasonable .

(v) In the case of a phase I/II R&D plan and budget, the Neutral will be instructed that such plan and budget must be determined on a portfolio basis (i.e., with reference to all other collaboration projects) and must include sufficient resources to expeditiously advance the target and must be consistent with the letter and spirit of this Agreement or the definitive agreement, as appropriate. Subject to the foregoing, the Neutral will conduct a “baseball style” arbitration, pursuant to which the Neutral will select the single plan and budget, which, in the determination of the Neutral, most closely conforms to the requirements of this Agreement. Although the determination will be made based on the entire plan and budget taken as a whole, rather than “issue by issue”, the Neutral will have a modified “line item veto”, pursuant to which he or she shall substitute one or more provisions from the nonprevailing party’s submission in lieu of the comparable provision in the prevailing party’s submission and/or entirely delete provisions if, in the judgment of the Neutral, the provision is inconsistent with the letter or spirit of this Agreement or the definitive agreement, as appropriate, the failure to make such substitution or deletion would be manifestly unreasonable.

(vi) The parties will instruct the Neutral to complete his or her determination no later than 75 days from the date of the Arbitration Notice.

(vii) At any time prior to the determination, either party may accept the other party’s position on any unresolved issue and in such event such position will be deemed part of the final document and no longer subject to arbitration.